ANNOUNCEMENT TO THE MARKET

Sadia S.A. hereby reports that through Written Notice CVM/SEP/GEA-2/Nº040/04 dated February 9, 2004 it was questioned by the Comissão de Valores Mobiliários-CVM (the Brazilian Securities and Exchange Commission) regarding the sufficiency of some information contained in the publication of its financial statements relative to the fiscal years ending December 31, 2003 and 2002.
Always striving to fully comply with all applicable regulations, and to provide information that is transparent, timely and of good quality, the Company is taking the opportunity through this announcement to provide the appropriate clarifications (below), in line with the items brought up in the aforementioned Written Notice, although it considers that it is fully within its rights to publish its financial statements in summarized form, as it did in the Valor Econômico newspaper, since it considers that all of the necessary information was, at the time, also fully made available on the Sadia S.A. (www.sadia.com.br), São Paulo Stock Exchange (www.bovespa.com.br) and CVM (www.cvm.gov.br) websites, as well as in the Diário Oficial do Estado de Santa Catarina and A Notícia, of Santa Catarina, newspapers.

Clarifications:

1. The earnings statements (parent company and consolidated) relative to the fiscal year ending 31 December 2003 were the object of an exception made by the independent auditors, as follows:

3rd Paragraph
"As described in Note 21c, in interpretation of Article 49 of the Brazilian Securities Commission (CVM) Resolution Nº 371/ 2000 as of December 31, 2001 the Company recorded an actuarial asset adjustment resulting from the surplus provided by the Attílio Xavier Fontana Foundation as an offsetting item to retained earnings in shareholders' equity without affecting the results for that year. At December 31, 2003, with the perspective that the actuarial asset would not be realized, the company decided to reverse it. With the support of the response from CVM to a formal technical consultation, the reversal of actuarial asset was recorded as an offset to retained earnings in shareholders' equity, without reducing therefore net income for the year ended December 31, 2003, in the amount of approximately R$70,500 thousand, net of corresponding tax effects".

4th Paragraph
"In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Sadia S.A. and the consolidated financial position of Sadia S.A. and subsidiaries at December 31, 2003 and 2002, and the results of their operations, specifically except for the effect on the December 31, 2003 results caused by the subject mentioned in paragraph 3, the respective changes in their shareholders' equity and changes in their financial position for the years then ended, in accordance with the accounting practices adopted in Brazil".

2. Regarding the explanatory note about the Private Pension Plan (Note 21c of the complete statements and Note 7a of the condensed statements), that deal with the reversal of the actuarial asset, it should be noted that the initial reversal of the actuarial asset in the amount of R$ 70,741,000, net of income tax and social contribution, in counterpoint to net equity, was carried out by the Company based upon a decision of the Comissão de Valores Mobiliários-CVM.

3. The explanatory note about fixed assets (Note 8) was released in the same manner as was the quarterly ITR Information for fiscal year 2003. Nevertheless, the Company will adopt the presentation format suggested by the Comissão de Valores Mobiliários-CVM, as of the ITR-Quarterly Information divulged in 2004.

4. In the explanatory note about long-term financing (Note 11), the primordial information for the understanding of users of the financial statements was disclosed, which is that the long and short-term debt index agreed to in the loan contract with the International Finance Corporation-IFC was not affected, and as a consequence long-term debt was reclassified as short-term.

5. In the explanatory note about Income Tax and social contributions (Note 13 - item c), the change in the realization expectation of the deferred fiscal asset was caused by different taxes stemming from provisions taking during the 2003 fiscal year, which are not possible to estimate with reasonable precision, and which are related to processes underway that could change from one fiscal year to another, yet nevertheless reflect management's best estimate.

6. In the explanatory note about employee and executive profit sharing (Note 18), the Company's objective was to provide total transparency to the classification of the amounts destined for the payment of these values (Law nº 10.101/00), in accordance with the interpretation of article 187, item VI of Law nº 6.404/76, which requires the posting of profit sharing after the Earnings for the Period before Income Tax and Provision for Taxes items. About 33,000 employees receive profit sharing calculated upon a percentage of the after-tax earnings, while about 1,000 executive employees receive their profit sharing payments from profits calculated through a formula developed in-house denominated GVS - Geração de Valor Sadia (Sadia Value Generation). These programs were approved by the Board of Directors of the Company and appear in the agreements signed with the proper labor union organizations.

On this date, Sadia S.A. is registering with the Comissão de Valores Mobiliários-CVM a Request For Reconsideration of its demand for the republication of the financial statements, since it believes that the information contained in this announcement appropriately clarifies all of the questions that were raised.

Luiz Gonzaga Murat Jr.
Director of Investor Relations
Sadia S.A.